UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC File Number: 333-188611

CUSIP Number: _______

(Check One):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☑ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

For Period Ended: March 31, 2014

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I
REGISTRANT INFORMATION

ComHear, Inc.

Full Name of Registrant

PlayButton Corporation

Former Name if Applicable

37 W. 28th Street, 3rd Floor

Address of Principal Executive Office (Street and Number)

New York, New York 10001

City, State and Zip Code

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PART II
RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☑	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

ComHear, Inc. (the “Company”) will be unable to file its Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2014 on a timely basis, without unreasonable effort or expense, because the Company’s management needs additional time to complete its review of the Company's financial statements. As disclosed in the Company’s Current Report on Form 8-K filed on January 24, 2014 with the SEC, the Company consummated a business combination with Taida, LLC (“Taida”). Integration of Taida’s business into the Company and completion of an associated financing transaction diverted significant management time and resources from the Company’s normal processes for reviewing and completing its Form 10-Q. The Company expects to be able to file its Form 10-Q on or before the fifth calendar day following the original due date of the Company’s Form 10-Q.

PART IV
OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Mike Silva	(646)	490-6501
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☐ Yes ☑ No

The Company has not filed an amendment to its Form 8-K filed on January 24, 2014 to reflect the historical financial statements and pro forma financial information of Taida. As a result of the business combination described in Part III of this Form 12b-25, Taida became a significant subsidiary of the Company as defined in Regulation S-X Rule 1-02(w). Therefore, as required by Item 9.01 of Form 8-K, the Company is required to file separate audited financial statements and pro forma financial information of Taida within 71 days of the required filing date of the Form 8-K (i.e., April 7, 2014). The Company is still in process on the requisite independent audit and intends to file its Form 8-K/A as soon as practicable following the completion of the audit.

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☐ Yes ☑ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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ComHear, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 16, 2014	By:	/s/ Mike Silva
Name: Mike Silva Title: Chief Financial Officer (Principal Financial Officer)

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